SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 09 October 2003


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------


October 9, 2003


BP AGREES TO SELL EUROPEAN SPECIAL PRODUCTS BUSINESS TO H&R WASAG AG


BP and H&R WASAG AG announced today that they have reached agreement in principle for H&R WASAG to purchase BP's European Special Products business, including the Neuhof base oil refinery in Hamburg, Germany.


Subject to a number of approvals and after appropriate employee consultation, H& R WASAG will acquire BP's entire special products business in Europe which produces and markets specialist products such as waxes, process oils and rubber additives. This comprises the 5,000 barrels a day capacity specialist base oil refinery at Neuhof and part of the associated blending facilities; two UK manufacturing plants at Chorley, Lancashire and Tipton, West Midlands; a manufacturing plant near Maastricht, the Netherlands; and marketing operations in Spain, Portugal, Benelux, Germany, Eastern and Northern Europe and the UK.


In addition BP will supply H&R WASAG with 200,000 tonnes of special products a year from the Coryton refinery in the UK.


The two parties said that they hoped to complete the transaction early next year and that they did not anticipate any job losses as a result.


Notes to Editors:


  - H&R WASAG is a speciality chemicals group listed on the Frankfurt stock exchange. It is based in Salzbergen where it already operates a specialist refinery producing 300,000 tonnes per annum

  - The book value of the assets involved in the transaction is $30 million

  - The deal does not include BP's shareholding in the Spanish Lubrisur joint venture or the Neuhof North blending plant which will continue to be core to BP's automotove, industrial and commercial lubricants business.


                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BP p.l.c.
                                        (Registrant)



Dated: 09 October 2003                        /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary